

Mail Stop 7010

June 9, 2008

By US Mail and Facsimile
Richard D. Dole
President and Chief Executive Officer
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas 77007

Re: **Petrosearch Energy Corporation**
         Amendment No. 2 to Registration Statement on Form S-1
         Filed May 22, 2008
         File No. 333-149010

Dear Mr. Dole:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1 and reissue it. Given the size of this offering, combined with the size of the offering currently being conducted on Form S-1 (file no. 333- 142100), relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 and therefore not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x), you must file a registration statement for the "resale" offering at the time of each conversion or exercise. At the time you file

such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

2. We note your response to our prior comment 3 and reissue it in part. Ensure that the table on pages 43-44 consistently reflects information for both the February 1, 2007 transaction and the November 9, 2007 transaction. We note, for example, the line item of "Net Proceeds to Issuer" shows $10,998,000, but the lead-in to the table and footnote 2 shows net proceeds of $16,988,500. Please advise.

Closing Comments

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Robert D. Axelrod (by facsimile)
D. Levy